November 14, 2002

TSE: CL, NYSE: CLU

Canada Life Acquires German Operation of Prudential UK

TORONTO, CANADA - Canada Life Financial Corporation (Canada LifeTM) today announced that it has reached an agreement to acquire the Irish based German life operations of Prudential UK plc for $205 million (Euro 129m).

"The integration of Prudential's German business (which is sold under the brand name SALI) into Canada Life's operations will create a new force in the German market with 120,000 policies and almost 7,000 broker contacts," said Tom Barry, Senior Vice President, Canada Life's Irish Division. "This will make Canada Life Europe one of the top five companies in the broker unit linked market and the market leader in Critical Illness insurance. More importantly, it positions the company to benefit from strong growth in the private pensions market in the world's third largest economy."

"This transaction is yet another example of Canada Life's commitment to its stated objectives of exploiting its acquisition and integration capabilities to add value, and of leveraging processes and infrastructure to build strong businesses. Moreover, it is a tax efficient transaction that will reduce our unit costs in both Ireland and Germany," said Bill Acton, President and Chief Operating Officer, Canada Life.

Approximately half of the purchase price will be financed in the form of assumed reassurance. The acquisition is expected to be neutral to earnings in the first year due to integration costs and accretive to earnings by approximately $0.04 per share or a total of $7 million (Euro 4.4m) in 2004. Revenue premium on the SALI block of business was approximately $152 million (Euro 96m) in 2001.

The transaction, which is expected to close on January 1, 2003, will initiate the transfer of SALI's German policyholders to Canada Life Europe Ltd., an Irish subsidiary of Canada Life. This transfer requires the approval of the High Court of Ireland, which is expected to occur during the first half of 2003. In the interim, the business will be reassured into Canada Life Europe Ltd. and the Germany and Ireland based SALI business staff will transfer to Canada Life.

SALI currently employs 232 people through its German operation with 167 staff based in its Frankfurt office and 65 located at Prudential offices in Dublin. Canada Life's German operation is comprised of 41 administration employees in Dublin and 47 people in Cologne.

The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, the Caribbean and Hong Kong. Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU".

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All figures in Canadian dollars.
For media and investor relations inquiries, contact:
Brian Lynch
Vice President, Investor Relations
Ph. 416-597-1440, Ext. 6693
brian_lynch@canadalife.com